Exhibit 99.1

Greenfire Resources Reports Year End 2025 Reserves, Fourth Quarter and Full Year 2025 Financial and Operational Results, and Provides an Operational Update

Readers are advised to review the “Non-GAAP and Other Financial Measures” section of this press release for information regarding the presentation of financial measures that do not have standardized meaning under IFRS® Accounting Standards. Readers are also advised to review the “Forward-Looking Information” section in this press release for information regarding certain forward-looking information and forward-looking statements contained in this press release. All amounts in this press release are stated in Canadian dollars unless otherwise specified.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and, together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties and without including any royalty interests of the Company.

CALGARY, ALBERTA – March 12, 2026 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today reported its year end 2025 reserves and fourth quarter and full year 2025 financial and operational results. The audited condensed consolidated financial statements, including notes thereto, for the full year ended December 31, 2025 and 2024, as well as the related Management’s Discussion and Analysis (“MD&A”), will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Greenfire’s website at www.greenfireres.com.

YE 2025 Reserves Highlights

●	Proved (“1P”) and Proved Plus Probable (“2P”) reserves of 231.8 MMbbl, and 408.9 MMbbl, respectively, representing a 1% year-over year increase net of production in each category from 2024

●	39-year 1P reserves life index(1) and 69-year 2P reserves life index(1)

●	1P and 2P after-tax PV-10 of $1.60 billion and $1.99 billion, corresponding to net asset values of $13.12 per share(2) and $16.29 per share(2), respectively, after adjusting for the Company’s net surplus

FY 2025 Highlights

●	Bitumen production of 16,169 bbls/d

●	Adjusted funds flow(3) of $143.5 million

●	Adjusted free cash flow(3) of $31.7 million

Q4 2025 Highlights

●	Bitumen production of 15,699 bbls/d

●	Adjusted funds flow(3) of $40.2 million

●	Adjusted free cash flow deficit(3) of $16.6 million

(1)	Reserves life index is calculated by dividing the reserves volume in the respective category by 2025 average production.

(2)	Net asset value per share represents the after-tax PV10 of the respective reserve category plus the Company’s net surplus at year-end 2025, divided by shares outstanding at year-end 2025.

(3)	Non-GAAP measures without a standardized meaning under IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Refer to the “Non-GAAP and Other Financial Measures” section of this press release.

Financial & Operating Highlights

	Three Months Ended			Year Ended
($ thousands, unless otherwise indicated)	December 31, 2025	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024
WTI (US$ / bbl)	59.14	70.27	64.93	64.81	75.72
WCS Hardisty differential to WTI (US$ / bbl)	(11.20)	(12.56)	(10.39)	(11.13)	(14.76)
WCS Hardisty (C$ / bbl)	66.87	80.75	75.12	75.03	83.52
Average FX Rate (C$ / US$)	1.3949	1.3992	1.3774	1.3978	1.3700
Bitumen production (bbls/d)	15,699	19,384	15,757	16,169	19,292
Oil sales	133,987	208,895	141,137	603,303	822,972
Royalties	(3,614)	(7,091)	(4,538)	(18,908)	(32,023)
Realized gains (losses) on risk management	13,458	1,024	9,135	31,315	(27,658)
Diluent expense	(53,498)	(83,030)	(49,011)	(232,793)	(327,146)
Transportation and marketing	(11,865)	(13,751)	(11,459)	(49,924)	(52,744)
Operating expenses	(27,322)	(40,864)	(31,936)	(129,010)	(152,864)
Operating netback(1)	51,146	65,183	53,328	203,983	230,537
Operating netback(1) ($/bbl)	35.26	34.81	37.60	34.82	32.49
Net income (loss) and comprehensive income (loss)	(8,638)	78,562	(8,751)	47,504	121,411
Cash provided by (used in) by operating activities	35,292	60,195	48,764	136,461	144,547
Adjusted funds flow(1)	40,162	52,950	38,051	143,500	171,850
Capital expenditures(2)	(56,731)	(13,161)	(17,896)	(111,766)	(91,794)
Adjusted free cash flow (deficit)(1)	(16,569)	39,789	20,155	31,734	80,056
Common shares (’000 of shares)	125,407	69,718	70,253	125,407	69,718

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section of this press release.

(2)	Supplementary financial measure. Refer to the “Supplementary Financial Measures” section of this press release.

Liquidity and Financial Position

	December 31,	December 31,
($ thousands)	2025	2024
Cash and cash equivalents	41,974	67,419
Net surplus (debt)(1)	49,746	(261,418)
Senior Credit Facility capacity	275,000	50,000
Available funding(1)	324,746	132,434

(1)	Non-GAAP measures without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.

Full-year 2025 and Q4 2025 Review

Greenfire’s 2025 annual production averaged 16,169 bbls/d, slightly exceeding the Company’s outlook of 15,000–16,000 bbls/d. Capital expenditures for 2025 totaled $111.8 million, below the outlook of $130 million, partly due to the deferral of approximately $9 million in spending for the Pad 7 program at the Expansion Asset into early 2026, which remains on schedule.

Greenfire’s average production for Q4 2025 was 15,699 bbls/d, similar to the 15,757 bbls/d reported in Q3 2025.

●	Expansion Asset: Production in Q4 2025 was 9,870 bbls/d, reflecting a 5% decrease from the previous quarter. The production decrease was driven by base production declines.

●	Demo Asset: Production in Q4 2025 was 5,829 bbls/d, representing a 9% increase from the previous quarter. This increase was the result of the continued optimization of base well performance.

Hangingstone Facilities: Bitumen Production Results

bbls/d)	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Full Year 2025
Expansion Asset	12,613	10,105	10,404	9,870	10,740
Demo Asset	4,882	5,643	5,353	5,829	5,429
Consolidated	17,495	15,748	15,757	15,699	16,169

Operational Update and 2026 Outlook

Production and Steam Generation Updates: Greenfire’s average production for January and February 2026 was approximately 15,440 bbls/d and 14,330 bbls/d, respectively. While production from the Demo Asset has exceeded expectations year-to-date due to continued optimization of base well performance, production from the Expansion Asset is currently below the Company’s projections, principally due to unplanned downtime associated with a highly productive well. This well has since been redrilled and is scheduled to be back online in March 2026. Regarding the previously disclosed refurbishment of the second steam generator at the Expansion Asset, this project was successfully completed at year-end 2025.

Regulatory Engagement and Installation of Sulphur Removal Facilities: In Q4 2025, Greenfire completed the installation and commissioning of sulphur removal facilities at the Expansion Asset. These facilities are now fully operational, and the Company has restored compliance with regulatory limits for sulphur dioxide emissions.

2026 Outlook: In light of the unplanned well downtime at the Expansion Asset during the first quarter of 2026, in conjunction with slightly steeper-than-anticipated base production decline rates, Greenfire is lowering its 2026 production guidance to a range of 13,500–15,500 bbls/d (previously 15,500–16,500 bbls/d). As previously publicized, the Expansion Asset has been historically undercapitalized with no new well-pairs drilled at the asset since 2017, resulting in the existing base production well-pairs approaching higher recovery factors. Encouragingly, Greenfire has budgeted for 25 new well-pairs across three new SAGD pads (discussed below) to be spud over the following 12 months, and the recent late-life base production challenges at the Expansion Asset bear no impact on the estimated production performance of our growth capital program.

Drilling Operations:

●	Expansion Asset:

o	Greenfire commenced drilling operations at its inaugural SAGD well pad, Pad 7, in Q4 2025. Pad 7 comprises 14 well pairs and is located northeast of the Expansion Asset’s Central Processing Facility, adjacent to existing production. First oil from Pad 7 is anticipated in Q4 2026.

o	In addition to Pad 7, in 2026 the Company plans to drill new wells from existing SAGD pads at the Expansion Asset. This includes one redrill on Pad 6, with first oil expected in late 2026, and three new well pairs from Pad 5, with first oil anticipated in 2027.

o	Furthermore, following encouraging results from Greenfire’s oil sands exploration well program to date (i.e., stratigraphic wells), Greenfire’s next major SAGD pad, Pad 8, is expected to comprise 8 well pairs with drilling commencing in Q1 2027.

●	Demo Asset:

o	In Q4 2025, Greenfire redrilled two wells that were shut-in prior to 2018, with incremental production expected later in the first half of 2026. Beyond this redevelopment program, Greenfire’s primary focus at the Demo Asset remains on base production optimization to sustain current production rates.

Corporate Updates

Management Changes:

●	Jonathan Kanderka, the Company’s former Chief Operating Officer, has departed Greenfire following the elimination of the Chief Operating Officer role. The Company thanks Mr. Kanderka for his contributions to Greenfire and wishes him well in his future endeavors.

●	Greenfire is pleased to announce the appointment of Derek Meisner as Vice President, Operations. Mr. Meisner brings 20 years of SAGD experience to Greenfire, including 18 years at ConocoPhillips Canada, where he held various technical and leadership roles with their Surmont SAGD and Montney Assets. He holds a First Class Power Engineering Technology diploma from the Southern Alberta Institute of Technology and is certified by the Alberta Boilers Safety Association.

Rights Offering and 2028 Notes Redemption Completed: Greenfire completed its previously disclosed refinancing initiatives on December 19, 2025, which included the issuance of approximately 55.1 million common shares under a rights offering (the “Rights Offering”) for gross proceeds of $298.7 million. Certain limited partnerships comprising Waterous Energy Fund (“WEF”) provided a standby commitment to backstop the Rights Offering by agreeing to acquire any common shares not subscribed for under the Rights Offering. The standby commitment was not utilized as the Rights Offering was oversubscribed. WEF did not receive any compensation in connection with the standby commitment. Followng completion of the Rights Offering and using net proceeds of the Rights Offering and cash on hand, the Company redeemed all of its outstanding 12.00% senior secured notes due 2028 on December 19, 2025. Greenfire is currently debt-free and maintains an undrawn $275 million senior revolving credit facility.

2025 Reserves Information

The tables below summarize Greenfire’s 2025 year-end reserves, which were prepared by McDaniel & Associates Consultants Ltd. (“McDaniel”). The estimated net present value of future net revenue is based on the average forecast price and costs of Sproule Associates Limited (“Sproule”), McDaniel and GLJ Ltd. (“GLJ”), as of January 1, 2026. A complete filing of the Company’s oil and gas reserves and other oil and gas information presented in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) is included in Greenfire’s Annual Information Form for the year ended December 31, 2025, which will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar/ and on Greenfire’s website at www.greenfireres.com.

Summary of Oil and Gas Reserves (Forecast Prices and Costs)
As of December 31, 2025

	Bitumen
Reserves Category	Gross (Mbbl)	Net (Mbbl)
Proved
Developed Producing	23,488	21,268
Developed Non- Producing	—	—
Undeveloped	208,314	166,628
Total Proved	231,802	187,896
Total Probable	177,093	134,540
Total Proved Plus Probable	408,895	322,436

Summary of Net Present Value of Future Net Revenue (Forecast Prices and Costs)
As of December 31, 2025

	Before Deducting Income Taxes					After Deducting Income Taxes
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%	Unit Value(2)
Reserves Category	(in $ millions)(1)					(in $ millions)(1)					$/bbl
Proved Developed Producing	497	523	484	442	406	497	523	484	442	406	22.74
Developed Non- Producing	—	—	—	—	—	—	—	—	—	—	—
Undeveloped	5,236	2,550	1,360	775	456	4,146	2,055	1,112	639	377	8.16
Total Proved	5,733	3,073	1,844	1,217	862	4,643	2,579	1,596	1,082	783	9.81
Total Probable	6,636	1,484	512	272	190	4,971	1,114	397	222	163	3.81
Total Proved plus Probable	12,368	4,557	2,356	1,489	1,052	9,614	3,693	1,993	1,303	946	7.31

(1)	Net present value of future net revenue includes all resource income, including the sale of oil, gas, by-product reserves, processing third party reserves and other income. The estimated future net revenue to be derived from the production of the reserves is based on the average forecast prices and costs of Sproule, McDaniel and GLJ, as of January 1, 2026.

(2)	Calculated using net present value of future net revenue before deducting income taxes, discounted at 10% per year, and net reserves. The unit values are based on net reserves volumes.

Forecast Prices and Costs
As of December 31, 2025

Crude Oil

Year	WTI Crude Oil US$/bbl	Edmonton MSW[1] CDN$/bbl	WCS at Hardisty[2] CDN$/bbl	Bow River Hvy at Hardisty[3] CDN$/bbl	Edmonton C5+[5] CDN$/bbl	Natural Gas at AECO CDN$/MMBtu	AB TIER Emissions Cost $/tonne CO2e	U.S. / Canada Exchange(1)	Inflation %/year(2)
2026	59.92	77.54	65.13	67.03	80.01	3.00	110	0.728	0.0
2027	65.10	83.60	70.43	71.80	86.19	3.30	125	0.737	2.0
2028	70.28	90.17	76.90	78.55	92.83	3.49	140	0.740	2.0
2029	71.93	92.32	78.71	80.12	95.04	3.58	155	0.740	2.0
2030	73.37	94.17	80.29	81.72	96.94	3.65	170	0.740	2.0
2031	74.84	96.06	81.90	83.35	98.89	3.72	170	0.740	2.0
2032	76.34	97.98	83.53	85.02	100.86	3.80	170	0.740	2.0
2033	77.87	99.93	85.20	86.72	102.88	3.88	170	0.740	2.0
2034	79.42	101.93	86.91	88.46	104.94	3.95	170	0.740	2.0
2035	81.01	103.97	88.65	90.22	107.04	4.03	170	0.740	2.0
2036	82.63	106.05	90.42	92.03	109.18	4.11	170	0.740	2.0
2037	84.29	108.17	92.23	93.87	111.36	4.20	170	0.740	2.0
2038	85.97	110.34	94.07	95.75	113.59	4.28	170	0.740	2.0
2039	87.69	112.54	95.96	97.66	115.86	4.37	170	0.740	2.0
2040	89.44	114.80	97.87	99.61	118.18	4.45	170	0.740	2.0
2041	91.23	117.09	99.83	101.61	120.54	4.54	170	0.740	2.0

(1)	The exchange rate is used to generate the benchmark reference prices in this table.

(2)	Inflation rates for forecasting costs only.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

OIL AND GAS METRICS

This press release contains certain oil and gas metrics, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate Greenfire’s performance; however, such measures are not reliable indicators of the future performance and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Greenfire’s reserve life index is calculated using Greenfire’s total gross reserves (either on a 1P or 2P basis) and dividing them by management’s current anticipated 2025 production. The reserve life index is used by management to assess the longevity of the reserves.

Net asset value (or NAV) after adjusting for net surplus is calculated using the estimated after-tax net present value of the respective reserves category, discounted at 10%, plus the Company’s net surplus at year-end 2025, divided by shares outstanding at year-end 2025.

Non-GAAP and Supplementary Financial Measures

Certain financial measures in this press release are non-GAAP financial measures or ratios. These measures do not have a standardized meaning under IFRS Accounting Standards and therefore may not be comparable to similar measures provided by other companies. These non-GAAP measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards. This press release also contains supplementary financial measures.

Non-GAAP financial measures and ratios include operating netback, adjusted funds flow, adjusted free cash flow, net surplus (debt), available funding, and per barrel figures associated with such non-GAAP financial measures. Supplementary financial measures and ratios include gross profit, capital expenditures, and depletion.

Non-GAAP Financial Measures

Operating Netback (including per barrel ($/bbl)) Gross profit (loss) is the most directly comparable GAAP measure to operating netback which is a non-GAAP measure. Operating netback is comprised of gross profit (loss), plus loss on risk management contracts, less gain on risk management contracts and plus depletion expense on the Company’s operating assets, and is further adjusted for realized gain (loss) on risk management contracts, as appropriate. Operating netback per barrel ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis, it is a non-GAAP ratio. Operating netback is a financial measure widely used in the oil and gas industry as a supplementary measure of a company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures, or other uses.

The following table is a reconciliation of gross profit (loss) to operating netback:

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2025	2024
Gross profit(1)	27,144	26,471	14,526	131,892	149,756
Depletion(1)	22,018	28,767	19,862	83,355	80,950
Loss (gain) on risk management contracts	(11,474)	8,921	9,805	(42,579)	27,489
Operating netback, excluding realized gain (loss) on risk management contracts	37,688	64,159	44,193	172,668	258,195
Realized gain (loss) on risk management contracts	13,458	1,024	9,135	31,315	(27,658)
Operating netback	51,146	65,183	53,328	203,983	230,537
Operating netback ($/bbl)(1)	35.26	34.81	37.60	34.82	32.49

(1)	Supplementary financial measure or ratio. Refer to the “Supplementary Financial Measures” section of this press release.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow, which is a non-GAAP measure. This measure is not intended to represent cash provided by operating activities calculated in accordance with IFRS Accounting Standards.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and transactions considered non-recurring in nature or outside of normal business operations.

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted free cash flow, which is a non-GAAP measure. Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that are available to manage debt levels and return capital to shareholders. By removing the impact of current period property, plant and equipment expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs, transactions considered non-recurring in nature or outside of normal business operations, property, plant and equipment expenditures and acquisition costs.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow:

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2025	2024
Cash provided (used) by operating activities	35,292	60,195	48,764	136,461	144,547
Non-recurring transactions(1)	—	6,661	—	1,853	7,661
Changes in non-cash working capital	4,870	(13,906)	(10,713)	5,186	19,642
Adjusted funds flow	40,162	52,950	38,051	143,500	171,850
Property, plant and equipment expenditures	(56,731)	(12,485)	(17,896)	(111,766)	(87,404)
Acquisitions	—	(676)	—	—	(4,390)
Adjusted free cash flow (use)	(16,569)	39,789	20,155	31,734	80,056

(1)	Non-recurring transactions relate to a terminated shareholder rights plan and the evaluation of strategic alternatives.

Net Surplus (Debt)

The table below reconciles long-term debt to net surplus (debt).

	December 31,	December 31,
($ thousands)	2025	2024
Face value of long-term debt(1)	—	(343,852)
Accounts payable and accrued liabilities	(88,432)	(61,804)
Cash and cash equivalents	41,974	67,419
Accounts receivable	66,186	56,417
Inventories	20,596	14,946
Prepaid expenses and deposits	9,422	5,456
Net surplus (debt)(2)	49,746	(261,418)

(1)	Represents the undiscounted principal repayments of the outstanding long-term debt.

(2)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this press release.

Net surplus (debt) is a non-GAAP measure. Long-term debt is a GAAP measure that is the most directly comparable financial statement measure to net surplus (debt). Net surplus (debt) is computed as the face value of Greenfire’s long-term debt adjusted for accounts payable and accrued liabilities, cash and cash equivalents, accounts receivable, inventories, and prepaids expenses and deposits. Management uses net surplus (debt) to monitor and evaluate the Company’s financial strength, and financing requirements.

Available Funding

	December 31,	December 31,
($ thousands)	2025	2024
Current assets	149,194	144,238
Current liabilities	(95,836)	(335,859)
Working capital surplus (deficit)	53,358	(191,621)
Current portion of risk management contracts	(11,016)	248
Current portion of lease liabilities and other	3,276	7,014
Warrant liability	4,128	18,304
Current portion of long-term debt	—	248,489
Undrawn capacity under the Senior Credit Facility(1)	275,000	50,000
Available funding(2)	324,746	132,434

(1)	As at December 31, 2025 the Company had $275.0 million (December 31, 2024 - $50.0 million) of available credit under the Senior Credit Facility, of which $nil was drawn at December 31, 2025 (December 31, 2024 - $nil).

(2)	Non-GAAP measure without a standardized meaning under IFRS Accounting Standards. Refer to the “Non-GAAP and Other Financial Measures” section in this MD&A.

Net working capital surplus (deficit) is the GAAP measure that is the most directly comparable measure to available funding. Available funding is calculated as working capital surplus (deficit), adjusted to exclude the current portion of risk management contracts, lease liabilities and other, current portion of decommissioning obligations, warrant liabilities, and the current portion of long-term debt, and including the undrawn capacity available under the Company’s Senior Credit Facility. Management uses available funding to assess liquidity, financial flexibility and the Company’s ability to fund capital expenditures, and other obligations as they come due.

Supplementary Financial Measures

Depletion

The term “depletion” or “depletion expense” is the portion of depletion and depreciation expense reflecting the cost of development and extraction of the Company’s bitumen reserves.

Gross Profit (Loss)

Gross profit (loss) is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses gross profit (loss) to assess its core operating performance before considering other expenses such as general and administrative costs, financing costs, and income taxes. Gross profit (loss) is calculated as oil sales, net of royalties, plus gains on risk management contracts, less losses on risk management contracts, diluent expense, operating expense, depletion expense on the Company’s operating assets, transportation expenses and marketing expenses.

Management believes that gross profit (loss) provides investors, analysts, and other stakeholders with useful insight into the Company’s ability to generate profitability from its core operations before non-operating expenses.

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2025	2024
Oil sales, net of royalties	130,373	201,804	136,599	584,395	790,949
Gain (loss) on risk management contracts	11,474	(8,921)	(9,805)	42,579	(27,489)
	141,847	192,883	126,794	626,974	763,460
Diluent expense	(53,498)	(83,030)	(49,011)	(232,793)	(327,146)
Transportation and marketing	(11,865)	(13,751)	(11,459)	(49,924)	(52,744)
Operating expenses	(27,322)	(40,864)	(31,936)	(129,010)	(152,864)
Depletion	(22,018)	(28,767)	(19,862)	(83,355)	(80,950)
Gross profit	27,144	26,471	14,526	131,892	149,756

Capital Expenditures

Capital expenditures is a supplementary financial measure prepared on a consistent basis with IFRS Accounting Standards. Greenfire uses capital expenditures to monitor the cash flows it invests into property, plant and equipment. Capital expenditures is derived from the statement of cash flows and includes property, plant and equipment expenditures and acquisitions.

Management believes that capital expenditures provides investors, analysts and other stakeholders with a useful insight into the Company’s investments into property, plant and equipment.

	Three months ended			Year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
($ thousands, unless otherwise noted)	2025	2024	2025	2025	2024
Property, plant and equipment expenditures	56,731	12,485	17,896	111,766	87,404
Acquisitions	—	676	—	—	4,390
Capital expenditures	56,731	13,161	17,896	111,766	91,794

Forward-Looking Information

This press release contains forward-looking information and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. The forward-looking information in this press release is based on Greenfire’s current internal expectations, estimates, projections, assumptions, and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this press release should not be unduly relied upon.

The use of any of the words “expect”, “target”, “anticipate”, “intend”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “believe”, “depends”, “could” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this press release contains forward-looking information pertaining to the following: our 2026 Guidance, including our 2026 production guidance and capital budget and the allocation thereof; expectations regarding results of our drilling program and other operational activities in 2026 and beyond; the expected restoration of production at the Expansion Asset; anticipated production for 2026; the expected impact of our sulphur removal facilities at the Expansion Asset ; timing for drilling of, and first oil from, Pad 7, in 2026, and other SAGD pads at the Expansion Asset; plans for additional drilling from existing pads at the Expansion Asset in 2026, including timing for drilling of, and first oil from, a redrill on Pad 6 and three new well pairs from Pad 5; anticipated results from the Company’s oil sands exploration well program and other operational activities in 2026 and beyond; timing for drilling at Pad 8; plans for redevelopment opportunities for two existing shut-in well pairs at the Demo Asset and expected timing for incremental production in respect of the same in the first half of 2026; the expected impact of our 2026 growth capital program, including production increases and the timing thereof.

Management approved the capital budget and production guidance contained herein as of the date of this press release. The purpose of the capital budget and production guidance is to assist readers in understanding the Company’s expected and targeted financial position and performance, and this information may not be appropriate for other purposes.

Forward-looking information in this press release relating to oil and gas exploration, development and production, and management’s general expectations relating to the oil and gas industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the industry which management believes to be reasonable. Although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. Management is not aware of any misstatements regarding any industry data presented in press release.

All forward-looking information reflects Greenfire’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of the Company’s current expectations with respect to such matters as: the success of Greenfire’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserves volumes; expectations regarding Greenfire’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; prevailing and future royalty regimes and tax laws; expectations regarding differentials and realized prices; future well production rates and reserves volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Greenfire’s assets; decommissioning obligations; Greenfire’s ability to comply with its financial covenants; Greenfire’s ability to comply with applicable regulations, including those related to various emissions; Greenfire’s ability to obtain all applicable regulatory approvals in connection with the operation of its business; and the governmental, regulatory and legal environment. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, Greenfire cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this press release is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking information, including, without limitation: changes in oil and gas prices and differentials; changes in the demand for or supply of Greenfire’s products; the continued impact, or further deterioration, in global economic and market conditions, including from inflation and/or certain geopolitical conflicts, such as the ongoing war in Eastern Europe and the conflicts in the Middle East, and other heightened geopolitical risks, including imposition of tariffs or other trade barriers, and the ability of the Company to carry on operations as contemplated in light of the foregoing; determinations by OPEC and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change regulations, royalty rates or other regulatory matters; changes in Greenfire’s operating and development plans; reliability of Company owned and third party facilities, infrastructure and pipelines required for Greenfire’s operations and production; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, access to services, third party processing capacity and skilled personnel; inability to retain drilling rigs and other services; severe weather conditions, including wildfires, impacting Greenfire’s operations and third party infrastructure; availability of diluent, natural gas and power to operate Greenfire’s facilities; failure to realize the anticipated benefits of the Company’s acquisitions; incorrect assessment of the value of acquisitions;  delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Greenfire’s bitumen reserves volumes; limited, unfavourable or a lack of access to capital markets or other sources of capital; increased costs; failure to comply with applicable regulations, including relating to the Company’s air emissions, and potentially significant penalties and orders associated therewith and associated significant effect on the Company’s business, operations, production, reserves estimates and financial condition; a lack of adequate insurance coverage; and other factors discussed under the “Risk Factors” section in Greenfire’s Management’s Discussion & Analysis for the period ended December 31, 2025 and Annual Information Form dated March 12, 2026, and from time to time in Greenfire’s public disclosure documents, which are available on the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s annual report on Form 40-F filed with the SEC, which is available on the Company’s EDGAR profile at www.sec.gov.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this press release speaks only as of the date of this press release and Greenfire does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contact Information

Greenfire Resources Ltd.

350 7th Avenue SW
Suite 800
Calgary, AB T2P 3N9
investors@greenfireres.com
greenfireres.com